Exhibit 99.1

MAVERIX METALS APPOINTS RYAN MCINTYRE AS PRESIDENT

November 26, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce the appointment of Ryan McIntyre to the position of President effective immediately.

Prior to joining Maverix, Mr. McIntyre spent the last 11 years with Tocqueville Asset Management L.P., most recently as a co-portfolio manager of the Tocqueville Gold Strategy, as well as the Tocqueville Gold Fund. Mr. McIntyre holds a Bachelor of Commerce with Distinction (majoring in finance) from Dalhousie University and an MBA from the Yale School of Management. Mr. McIntyre also holds the CFA designation.

Geoff Burns, Chairman and Dan O’Flaherty, CEO of Maverix, commented, “We are very pleased to welcome Ryan to the Maverix team. Ryan brings more than 15 years of experience in the mining and mining investment industry, having worked extensively in both asset management and investment banking roles. Ryan’s strong industry relationships will be instrumental in continuing Maverix’s growth going forward.”

“I am excited to be able to apply my mining investment knowledge and experience to help lead Maverix, an agile, innovative and dynamic company with tremendous potential for continued growth,” commented Mr. McIntyre. “I look forward to working with the Maverix team to continue building the business. I am also pleased to continue my relationship with the Tocqueville Gold team, who are investors in Maverix.”

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of 13 operating and 67 pre-production assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:        info@maverixmetals.com

Website:    www.maverixmetals.com